UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kitov Pharmaceuticals Holdings Ltd.

File No. 1-37643 - CF#35194

_____

Kitov Pharmaceuticals Holdings Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 1, 2017.

Based on representations by Kitov Pharmaceuticals Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.14	through May 25, 2022
Exhibit 4.15	through May 25, 2022
Exhibit 4.16	through May 25, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary